September 20, 2006
To Whom It May Concern:
                                      Company Name: Toyota Motor Corporation
                                      Name and Title of Representative:
                                         Katsuaki Watanabe, President
                                      (Code Number: 7203
                                         Securities exchanges throughout Japan)
                                      Name and Title of Contact Person:
                                         Takuo Sasaki, General Manager,
                                         Accounting Division
                                      Telephone Number: 0565-28-2121


                        Unconsolidated Financial Results:
                        ---------------------------------
        Notice Concerning Amendment to the Forecast of FY2007 Semi-Annual
        -----------------------------------------------------------------


Based on recent developments in our business performance, we, Toyota Motor Corporation ("TMC"), hereby amend, as below, our unconsolidated financial forecast for Fiscal Year 2007 Semi-Annual (from April 1, 2006 to September 30,
2006), announced on May 10, 2006:


1. Amendment to the forecast of Fiscal Year 2007 Semi-Annual (from April 1, 2006 to September 30, 2006)

---------------------------------------------------------------------------------------------------------
                                                         Operating          Ordinary
                                    Net revenues           income            income          Net income
---------------------------------------------------------------------------------------------------------
Forecast before                      5,200 billion       370 billion       560 billion       380 billion
amendment (A)                                  yen               yen               yen               yen
---------------------------------------------------------------------------------------------------------
Forecast after                       5,500 billion       540 billion       740 billion       500 billion
amendment (B)                                  yen               yen               yen               yen
---------------------------------------------------------------------------------------------------------
                                       300 billion       170 billion       180 billion       120 billion
Amount changed (B - A)                         yen               yen               yen               yen
---------------------------------------------------------------------------------------------------------
% of change                                   5.8%             45.9%             32.1%             31.6%
---------------------------------------------------------------------------------------------------------
(Reference)
Actual results of the
corresponding period of the          4,664 billion     297.6 billion     416.6 billion     283.6 billion
preceding year (FY2006 ending                  yen               yen               yen               yen
March 31, 2006)
---------------------------------------------------------------------------------------------------------

2.   Reasons for the Amendment

     The forecast of Fiscal Year 2007 Semi-Annual is expected to increase from the previously announced forecast, due to a weaker yen than the initially anticipated exchange rate and an increase in sales in the overseas markets.


[Note]

     This report contains forward-looking statements that reflect TMC's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause TMC's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which TMC operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) TMC's ability to realize production efficiencies and to implement capital expenditures at the level and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which TMC operates that affect TMC's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect TMC's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which TMC operates; (vi) TMC's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where TMC purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect TMC's actual results, performance, achievements or financial position is contained in TMC's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.